

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2024

John Cronin
Chief Financial Officer
Mastech Digital, Inc.
1305 Cherrington Parkway
Building 210, Suite 400
Moon Township, PA 15108

> **Re: Mastech Digital, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed March 15, 2024**
> **File No. 001-34099**

Dear John Cronin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services